UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Benefytt Technologies, Inc.

(Name of Subject Company (Issuer))

Daylight Beta Corp.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

Daylight Beta Parent Corp.

(Name of Filing Persons (Parent of Offeror))

Daylight Beta Intermediate Corp.

Daylight Beta Holdings, LP

Daylight Beta GP, LLC

Madison Dearborn Capital Partners VIII-A, L.P.

Madison Dearborn Capital Partners VIII-C, L.P.

Madison Dearborn Capital Partners VIII Executive-A, L.P.

Madison Dearborn Partners VIII-A&C, L.P.

Madison Dearborn Partners, LLC

(Names of Filing Persons (Other Person))

Class A Common Stock, par value $0.001 per share

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

Class A

Common Stock - 08182C106

Class B Common Stock - None

(CUSIP Number of Class of Securities)

Annie Terry

c/o Madison Dearborn Partners, LLC

70 West Madison Street, Suite 4600

Chicago, IL 60602

(312) 895-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard J. Campbell, P.C.

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$451,880,256.36	$58,654.06

(*)

Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 13,567,640 shares of Class A Common Stock of Benefytt Technologies, Inc. The transaction value also includes the aggregate offer price for: (i) 687,667 shares of Class B Common Stock expected to be exchanged for Class A Common Stock prior to the consummation of the offer; (ii) 603,758 nominal shares underlying stock appreciation rights (valued at the offer price minus the weighted average exercise price of such rights); and (iii) 3,554 outstanding stock options (valued at the offer price minus the weighted average exercise price of such rights).

(**)

Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298

☒

Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58,654.06	Filing Party: Daylight Beta Corp.
Form or Registration No.: Schedule TO-T	Date Filed: July 24, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) filed by Daylight Beta Corp., a Delaware corporation (the “Purchaser”), Daylight Beta Parent Corp., a Delaware corporation (“Parent”), Daylight Beta Intermediate Corp., a Delaware corporation, Daylight Beta Holdings, LP, a Delaware limited partnership, Daylight Beta GP, LLC, a Delaware limited liability company, Madison Dearborn Capital Partners VIII-A, L.P., a Delaware limited partnership, Madison Dearborn Capital Partners VIII-C, L.P., a Delaware limited partnership, Madison Dearborn Capital Partners VIII Executive-A, L.P., a Delaware limited partnership, Madison Dearborn Partners VIII-A&C, L.P., a Delaware limited partnership, and Madison Dearborn Partners, LLC, a Delaware limited liability company (“MDP”). The Purchaser is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by MDP. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Class A Common Stock, par value $0.001 per share (the “Class A Shares”) of Benefytt Technologies, Inc., a Delaware corporation (“Benefytt”), at a purchase price of $31.00 per Class A Share, net to the seller in cash without interest and less any applicable withholding taxes (such amount or any higher amount per Class A Share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is also offering to acquire all of the outstanding shares of Class B Common Stock, par value $0.001 per share, of Benefytt (the “Class B Shares”) for no consideration. Purchaser’s offer to purchase all of the outstanding Class A Shares and Class B Shares pursuant to the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, are collectively referred to herein as the “Offer.” All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of July 12, 2020, by and among Parent, Purchaser and Benefytt (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows.

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately before the eighth paragraph captioned “Texas Insurance Licensure”:

On August 4, 2020, Benefytt and Parent received early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the Offer Condition relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately after the eighth paragraph captioned “Texas Insurance Licensure”:

Litigation

Since the initial filing of the Schedule TO, six actions, including one putative class action, have been filed in federal courts in Delaware and New York by purported Benefytt stockholders in connection with the Offer: Plumley v. Benefytt Technologies, Inc., et al., No. 1:20-cv-01017 (D. Del.); Shine v. Benefytt Technologies, Inc., et al., No. 1:20-cv-05976 (S.D.N.Y.); Levin v. Benefytt

Technologies, Inc., et al., No. 1:20-cv-03522 (E.D.N.Y.); Glaze v. Benefytt Technologies, Inc., et al., No. 1:20-cv-06118 (S.D.N.Y.); Hoover v. Benefytt Technologies, Inc., et al., No. 1:20-cv-06145 (S.D.N.Y.); and Klein v. Benefytt Technologies Inc., et al., No. 1-20-cv-03561 (E.D.N.Y.). Each of the complaints names Benefytt and the members of its board of directors as defendants, and the Plumley and Klein complaints also name Parent and Purchaser as defendants. The complaints generally allege, among other things, that the Schedule TO is false and misleading and/or omits material information concerning the transactions contemplated by the Offer in violation of Sections 14(d), 14(e), and/or 20(a) of the Securities Exchange Act of 1934, and Rule 14d-9 promulgated thereunder. The Hoover complaint also alleges that the Schedule 14D-9 is false and misleading and/or omits material information concerning the transactions contemplated by the offer in breach of the Benefytt directors’ fiduciary duties. The complaints generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Parent and Purchaser believe that the claims asserted in each of the above-referenced actions are without merit.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAYLIGHT BETA CORP.

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Vice President and Secretary

DAYLIGHT BETA PARENT CORP.

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Vice President and Secretary

DAYLIGHT BETA INTERMEDIATE CORP.

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Vice President and Secretary

DAYLIGHT BETA HOLDINGS, LP

By: Daylight Beta GP, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Vice President and Secretary

DAYLIGHT BETA GP, LLC

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Vice President and Secretary

MADISON DEARBORN CAPITAL PARTNERS VIII-A, L.P.

By: Madison Dearborn Partners VIII-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS VIII-C, L.P.

By: Madison Dearborn Partners VIII-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS VIII EXECUTIVE-A, L.P.

By: Madison Dearborn Partners VIII-A&C, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN PARTNERS VIII-A&C, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

Dated: August 10, 2020